UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*



                      Century Pacific Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156644 50 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Daniel Guez
                    c/o Century Pacific Financial Corporation
                          150 West Jefferson Boulevard
                          Los Angeles, California 90007
                                 (213) 745-2123
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 16)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156644 50 2                   13D                   Page 2 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DANIEL GUEZ

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         135,751,946

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    88,154,717
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         135,751,946

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     135,751,946

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Century Pacific Financial Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 150 West Jefferson Boulevard, Los Angeles, California 90007.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed individually by Daniel Guez, a citizen of the United States ("Guez"). Guez is the Chief Executive Officer and President of the Company. Guez is also the Chief Executive Officer and Chief Financial Officer of Versatile Entertainment, Inc. ("Versatile") as well as the former majority in interest member of Bella Rose, LLC. Versatile and Bella Rose are each newly owned subsidiaries of the Company.

         The principal business address of Guez is c/o Century Pacific Financial Corporation, 150 West Jefferson Boulevard, Los Angeles, California 90007. During the last five years, Guez has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated October 28, 2005 ("Exchange Agreement"), by and among the Company, Bella Rose, each of the members of Bella Rose ("Members"), Versatile, each of the stockholders of Versatile ("Stockholders") and Keating Reverse Merger Fund, LLC ("KRM Fund"), occurred on November 22, 2005.

         At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding equity interests of Versatile and Bella Rose (the "Interests") from the Stockholders and Members (collectively, the "Owners"), and the Owners contributed all of their Interests to the Company. In exchange, the Company issued to the Owners 2,460,106.34 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company ("Preferred Stock"), which will be convertible into approximately 246,010,634 shares of the Company's common stock ("Conversion Shares"). Of these shares, Guez received 1,357,519.46 shares of Series A Convertible Preferred Stock, which shall be convertible into 135,751,946 shares of common stock in exchange for his Interests in Bella Rose and Versatile. The Series A convertible Preferred Stock received by Guez includes 101,750 shares held by Guez as Custodian for Isabella Guez UTMA of CA, which is convertible into 10,175,000 shares of common stock.

         Immediately following the Closing, the Company received gross proceeds of approximately $7.8 million in a private placement transaction (the "Capital Raise") with institutional investors and other high net worth individuals ("Investors"). Pursuant to Subscription Agreements entered into with these Investors, the Company sold 578,125.58 shares of Series A Convertible Preferred Stock at a price per share of $13.5135. The percentage ownership of common stock by Guez in this report takes into account the Series A Convertible Preferred Stock issued to the Investors in the Capital Raise.

         Each share of Preferred Stock is convertible into 100 shares of the Company's common stock (the "Conversion Rate"). The Preferred Stock will immediately and automatically be converted into shares of the Company's common stock (the "Mandatory Conversion") upon the effectiveness of a 1 for 9.25 reverse stock split of the Company's outstanding common stock (the "Reverse Split"). On November 23, 2005, the reverse split was approved by the written consent of holders of a majority of the Company's common stock, holders of a majority of the Company's Preferred Stock, and by holders of a majority of the Company's common stock and Preferred Stock voting together as a single class. The board of directors approved the reverse split on the same date. The Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of the Company's common stock reported in this
Schedule  13D by Guez is based on Guez's  ownership  of the  Company's  Series A
Convertible Preferred Stock, on an as converted basis prior to the proposed Reverse Split, and assumes a total of 317,598,213 shares of the Company's common stock outstanding as of November 23, 2005, on a pre-Reverse Split basis.

         Effective as of the Closing, Guez, Colin Dyne, and KRM Fund agreed to vote their shares of the Company's common stock (voting together on an as-converted-to-common-stock basis) to (i) elect Kevin Keating or such other person designated by KRM Fund from time to time (the "KRM Designate") to the Company's board for a period of one year following the Closing, (ii) elect such other persons that may be designated by Guez from time to time to fill any vacant position on the board of directors (other than the KRM Designate), and
(iii) approve the Reverse Split, a corporate name change, and a stock incentive plan (clause (iii) is referred to herein as the "Actions").

         The Voting Agreement dated November 22, 2005, by and among Guez, Colin Dyne and KRM Fund is attached hereto as Exhibit 1, and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         Of the shares of common stock to which this Schedule 13D relates, 125,576,946 are held by Guez as an investment and 10,175,000 are held by Daniel
S. Guez as Custodian for Isabella Guez UTMA of CA, also for investment. Guez disclaims any membership in a group relating to the Company except with respect to the Actions described above to which Guez, Colin Dyne and KRM Fund have agreed to vote. As a result of the Closing, Guez owns 42.7% of the total combined voting power of all classes of the Company's capital stock.

         On November 23, 2005, the board of directors authorized the Actions. On the same date, the Actions were approved by written consent of holders of a majority of the Company's common stock, holders of a majority of the Company's Preferred Stock, and by holders of a majority of the Company's common stock and Preferred Stock voting together as a single class. These actions will cause the Mandatory Conversion.

         Upon the occurrence of the Mandatory Conversion and the Reverse Split, the Company's currently issued and outstanding Series A Convertible Preferred Stock (currently 3,038,231.92 shares), and common stock (currently 13,775,021 shares), will be converted into 32,845,751 and 1,489,192 shares of common stock, respectively, and will represent 95.7% and 4.3%, respectively, of the Company's total common stock issued and outstanding.

         Guez holds the right to appoint the members of the Board of Directors of the Company, other than with respect to, the KRM Designate, for the one year period following the Closing. At this time, Guez does not anticipate changing the number or composition of the Board of Directors.

         Other than as described in this Schedule 13D, Guez is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of November 23, 2005, Guez beneficially owned 135,751,946 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Guez Shares"), based on Guez's beneficial ownership of the Company's Series A Convertible Preferred Stock (1,357,519.46 shares). The Guez Shares includes 10,175,000 and 1,100,000 shares of common stock on a pre-reverse split and post-reverse split basis, respectively, held by Daniel S. Guez as Custodian for Isabella Guez UTMA of CA. Assuming a total of 317,598,213 shares of the Company's common stock outstanding as of November 23, 2005, on a pre-Reverse Split and as-converted-to-common-stock basis, the Guez Shares constitute approximately 42.7% of the shares of the Company's common stock issued and outstanding.

         Guez also holds shared voting power over 88,154,717 shares of the Company's common stock, prior to the proposed Reverse Split, held by KRM Fund (10,625,287 shares of common stock) and Colin Dyne (77,529,430 shares of common stock underlying the Series A Convertible Preferred Stock). In the event that any of KRM Fund or Dyne fails to vote their respective shares to approve each of the Actions, each has granted to Guez a proxy to vote their respective shares to approve such Actions. Guez hereby expressly disclaims beneficial ownership over any shares held by KRM Fund or Colin Dyne, and disclaims any shared voting power with respect to any matters other than the Actions.

         The information of KRM Fund that would be required under Item 2 of this
Schedule 13D is as follows:

(a) Name:                     Keating Reverse Merger Fund, LLC
(b) Business Address:         5251 DTC Parkway, Suite 1090
                              Greenwood Village, CO 80111
(c) Occupation:               Institutional Investor
(d) Conviction:               N/A
(e) Civil Proceedings:        N/A
(f) State of Incorporation:   Delaware

         As of November 23, 2005, KRM Fund beneficially owned 10,625,287 shares of the Company's common stock prior to the proposed Reverse Split (the "KRM Shares"). Assuming a total of 317,598,213 shares of the Company's common stock outstanding as of November 23, 2005, on a pre-Reverse Split and as-converted-to-common-stock basis, the KRM Shares constitute approximately 3.3% of the shares of the Company's common stock issued and outstanding.

         The information of Colin Dyne that would be required under Item 2 of this Schedule 13D is as follows:

(a) Name:                     Colin Dyne
(b) Residence:                6205 Busch Drive, Malibu, CA 90265
(c) Occupation:               Vice Chairman of the Board of Tag-It Pacific, Inc.
                              Address of Tag-It Pacific:
                              21900 Burbank Blvd., Suite 270
                              Woodland Hills, California 91367
(d) Conviction:               N/A
(e) Civil Proceedings:        N/A
(f) Citizenship:              Republic of South Africa


         As of November 23, 2005, Colin Dyne beneficially owned 77,529,430 shares of the Company's common stock on an as converted basis prior to the proposed Reverse Split (the "Dyne Shares"), based on Dyne's beneficial ownership of the Company's Series A Convertible Preferred Stock (775,294.30 shares). Assuming a total of 317,598,213 shares of the Company's common stock outstanding as of November 23, 2005, on a pre-Reverse Split and as-converted-to-common-stock basis, the Dyne Shares constitute approximately 24.4% of the shares of the Company's common stock issued and outstanding.

         Guez has the sole power to vote and dispose of the Guez Shares. Guez also shares, with each of Dyne and KRM Fund, respectively, the power to vote the Dyne Shares and the shares of the Company's common stock beneficially held by KRM Fund, with respect to the Actions.

         Transactions by the Reporting Person in the Company's common stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

         The Voting Agreement dated November 22, 2005, by and among KRM Fund, Colin Dyne, and Guez is attached hereto as Exhibit 1, and incorporated herein by reference.

         Guez holds the right to appoint the members of the Board of Directors of the Company, other than with respect to the KRM Designate, for the one year period following the Closing. Guez and Dyne, have agreed to vote their shares to elect the KRM Designate for a one year period following the Closing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Voting Agreement dated as of November 22, 2005, by and among the Guez, Colin Dyne and KRM Fund.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: November 29, 2005           /S/ DANIEL GUEZ
                                   -----------------------------------------
                                   Daniel Guez

                                  EXHIBIT INDEX

Exhibit No.

         1 Voting Agreement dated as of November 22, 2005, by and among Guez, Colin Dyne and KRM Fund.

                                                                       EXHIBIT 1

                                VOTING AGREEMENT


This VOTING AGREEMENT, dated as of this 22nd day of November, 2005 ("Agreement"), is by and among Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund"), and each of the other persons whose signature appears under the caption "Shareholders" on the signature page hereof. For purposes of this Agreement, KRM Fund, and each person whose signature appears on the signature page hereof shall be referred to herein individually as "Shareholder" and collectively as the "Shareholders".

WHEREAS, immediately following the Exchange (as defined below), each Shareholder will own beneficially of record or have the power to vote, or direct the vote of, shares of common stock, par value $0.001 per share ("Common Stock") or shares of Series A Convertible Preferred Stock, par value $0.001 per share ("Preferred Stock"), of Century Pacific Financial Corporation ("Century"), a Delaware corporation, as set forth opposite such Shareholder's name on EXHIBIT A hereto (all such shares of Common Stock and Preferred Stock and any shares of which ownership of record or the power to vote is hereafter acquired by the Shareholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the "Shares");

WHEREAS, Century, Bella Rose, LLC ("Bella"), Versatile Entertainment, Inc. ("Versatile"), the Shareholders and certain other equity owners of Bella and Versatile have entered into an Exchange Agreement, dated October 28, 2005 (as the same may be amended from time to time) (the "Exchange Agreement") which provides, upon the terms and subject to the conditions thereof, for the exchange of all of the Interests of Bella and all of the Versatile Shares for Century's Preferred Shares (the "Exchange");

WHEREAS, Century's Preferred Shares are convertible into the Conversion Shares pursuant to the Certificate of Designations;

WHEREAS, as a condition to the consummation of the Exchange Agreement, KRM Fund has agreed to enter into this Agreement; and

WHEREAS, the capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Exchange Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Exchange Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                         VOTING OF SHARES FOR DIRECTORS

         SECTION 1.01 VOTE IN FAVOR OF THE DIRECTORS. During the period commencing on the date hereof and terminating one year thereafter, each Shareholder, in its capacity as a Shareholder of Century (or successor), agrees to vote (or cause to be voted) all Shares directly or indirectly owned by the Shareholder or over which the Shareholder has the beneficial ownership or the right to vote and all Shares which such Shareholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any meeting of the Shareholders of Century, and in any action by written consent of the Shareholders of Century, in favor of the election of the Director Designees, as defined herein, to the

Board of Directors of Century and will not vote (or cause to be voted) for the removal of the Director Designees from the Board of Directors. Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Century's governing documents, but with respect to the Director Designee nominated by KRM Fund pursuant to Section 1.03 (b), in the event such Director Designee is removed as a director of the Company, KRM Fund shall have the right to designate and nominate such removed director's replacement.

         SECTION 1.02 SIZE OF BOARD OF DIRECTORS. The Shareholders agree that the Board of Directors of Century shall consist of three to five persons during the term hereof, with the actual number to be determined by resolution of the Board of Directors and to initially equal three (3) members effective as of the Closing, and the Shareholders will take all such action to set the number of directors consistent with this section 1.02.

         SECTION 1.03 DIRECTOR DESIGNEES. The Director Designees will be as follows:

                  (a) so long as Daniel S. Guez ("Guez") is employed by or a shareholder of Century, for Guez, provided, however, that if Guez elects, he may designate an additional director in substitution for himself;

                  (b) so long as Guez is employed by or a shareholder of Century, for one person (if the number of directors is three), two persons (if the number of directors is four), and three persons (if the number of directors is five), each designated by Guez; and

                  (c) for one person designated by KRM Fund, who is acceptable to Guez, which acceptance shall not be unreasonably withheld.

                  Neither the Shareholders, nor any of the officers, directors, shareholders, members, managers, partners, employees or agents of any Shareholder, makes any representation or warranty as to the fitness or competence of any Director Designee to serve on the Board of Directors by virtue of such party's execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

         SECTION 1.04 TERM OF AGREEMENT. The obligations of the Shareholders pursuant to this Article I shall terminate on the first anniversary of the date of this Agreement.

                                   ARTICLE II
                          VOTING FOR CORPORATE ACTIONS

         SECTION 2.01 VOTE IN FAVOR OF CORPORATE MATTERS. During the term of this Agreement, each Shareholder hereby agrees and covenants to vote or cause to be voted all of his Shares then owned by him, or over which he has voting power, and all Shares which such Shareholder acquires directly or indirectly or has the beneficial ownership or right to vote in the future, at any regular or special meeting of shareholders, or, in lieu of any such meeting promptly following the written request of any Shareholder, to give his written consent in any action by written consent of the shareholders, in favor of each of the following items ("Actions"):

                  (a) To approve a 1 for 9.25 reverse stock split with special treatment for certain of Century's stockholders to preserve round lot stockholders ("Reverse Split");

                  (b) To approve the change of the name of Century to a name selected by Guez;

                  (c) To approve the adoption of a stock incentive plan ("Stock Plan"); and

                  (d) All such other actions as shall be necessary or desirable in connection with or related to the foregoing actions in (a) through
(c) above including, without limitation, any amendment to the articles of incorporation of Century to effect the foregoing.

         SECTION 2.02 GRANT OF PROXY; FURTHER ASSURANCE. In the event that, in connection with any regular or special meeting of shareholders, or, in lieu of any such meeting, with a written consent in any action by written consent of the shareholders, within five (5) days following a written request thereof by Guez (or a representative thereof), a Shareholder fails to vote or cause to be voted all of his Shares in favor of the Actions in accordance with the instructions set forth in such written request, or to execute a written consent in connection therewith, each Shareholder, by this Agreement, with respect to all Shares over which it has voting authority and any Shares hereinafter acquired by such Shareholder over which it may have voting authority, does hereby irrevocably constitute and appoint Guez, or any nominee, with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as such Shareholder's proxy, at every annual, special or adjourned meeting of the shareholders of Century (including the right to sign his or its name (as Shareholder) to any consent, certificate or other document relating to Century that may be permitted or required by applicable law) in favor of the adoption and approval of each of the Actions. This proxy extends to no other matter, except for the Actions as enumerated above. Each Shareholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Century the power to carry out the provisions of this Agreement

         SECTION 2.03 TERMINATION. The obligations of each Shareholder pursuant to this Article II shall terminate upon the adoption and approval of the Actions by the shareholders of Century.

         SECTION 2.04 OBLIGATIONS AS DIRECTOR AND/OR OFFICER. If a Shareholder or any of its affiliates or nominees is a member of the board of directors of Century (a "Director") or an officer of Century (an "Officer"), nothing in this Agreement shall be deemed to limit or restrict the Director or Officer acting in his or her capacity as a Director or Officer of Century, as the case may be, and exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Century and shall not apply to his or her actions, judgments or decisions as a Director or Officer of Century.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES;
                          COVENANTS OF THE SHAREHOLDERS

Each Shareholder hereby severally represents, warrants and covenants to the other Shareholders as follows:

         SECTION 3.01 AUTHORIZATION. Such Shareholder has full legal capacity and authority to enter into this Agreement and to carry out such person's obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder, and (assuming due authorization, execution and delivery by the other Shareholders) this Agreement constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

         SECTION 3.02   NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

                  (a) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, (i) conflict with or violate any Legal Requirement applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Shareholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

                  (b) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Shareholder of such Shareholder's obligations under this Agreement.

         SECTION 3.03 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of such Shareholder or any of such Shareholder's affiliates, threatened against such Shareholder or any of such Shareholder's affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair such Shareholder's ability to consummate the actions contemplated by this Agreement. There is no judgment, decree or order against such Shareholder or any of such Shareholder's affiliates, or, to the knowledge of such Shareholder of any of such Shareholder's affiliates, any of their respective directors or officers, in the case of a corporate entity (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the actions contemplated by this Agreement, or that would reasonably be expected to have a material adverse effect on such Shareholder's ability to consummate the actions contemplated by this Agreement.

         SECTION 3.04 TITLE TO SHARES. Such Shareholder is the legal and beneficial owner of its Shares free and clear of all Liens.

         SECTION 3.05 ABSENCE OF CLAIMS. Each Shareholder has no knowledge of any causes of action or other claims that could have been or in the future might be asserted by the Shareholder against Century or any of its predecessors, successors, assigns, directors, employees, agents or representatives arising out of facts or circumstances occurring at any time on or prior to the date hereof and in any way relating to any duty or obligation of Century or any Shareholder.

                                   ARTICLE IV
                               GENERAL PROVISIONS

         SECTION 4.01 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail

(postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 4.01):


                  (a)      If to any Shareholder (other than KRM Fund):

                                    Daniel S. Guez
                                    Versatile Entertainment, Inc.
                                    145 East 36th Street
                                    Los Angeles, CA 90011
                                    (323) 232-2700 telephone
                                    (323) 232-2722 telecopy

                                    with a mandatory copy to

                                    Stubbs Alderton & Markiles, LLP
                                    15821 Ventura Boulevard, Suite 525
                                    Encino, CA 91436
                                    Attn:  John McIvery, Esq.
                                    (818) 444-4502 telephone
                                    (818) 474-8602 telecopy

                  (b)      If to KRM Fund:

                                    Keating Reverse Merger Fund, LLC
                                    Mr. Timothy J. Keating, Manager
                                    5251 DTC Parkway, Suite 1090
                                    Greenwood Village, CO USA 80111-2739


         SECTION 4.02 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 4.03 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         SECTION 4.04 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

         SECTION 4.05 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         SECTION 4.06 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

         SECTION 4.07 DISPUTES. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Los Angeles County, California.

         SECTION 4.08 NO WAIVER. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 4.09 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         SECTION 4.10 WAIVER OF JURY TRIAL. Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

         SECTION 4.11 EXCHANGE AGREEMENT. All references to the Exchange Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.


                           [Signature page(s) follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHAREHOLDERS:



KEATING REVERSE MERGER FUND, LLC



By: /s/ Timothy J. Keating
    -----------------------------------
        Timothy J. Keating, Manager



/s/ Daniel S. Guez
---------------------------------------
Daniel S. Guez, Individually

/s/ Colin Dyne
---------------------------------------
Colin Dyne, Individually

                                    EXHIBIT A


                                  SHAREHOLDERS

                               NUMBER OF SHARES OWNED              NUMBER OF
  NAME OF SHAREHOLDER        BENEFICIALLY AND OF RECORD (1)     OPTIONS/WARRANTS
----------------------    -----------------------------------   ----------------
Keating Reverse Merger
   Fund LLC                     10,625,287 Common Stock                0
Daniel S. Guez            1,255,769.46 Series A Preferred (2)          0
Colin Dyne                 775,294.30 Series A Preferred (2)           0



(1)      Prior to giving effect to the Reverse Split

(2) Each share of Series A Preferred Stock is convertible into 100 shares of Century's common stock (prior to giving effect to the Reverse Split), with preferred stockholders voting with common stockholders on an as converted basis.